

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2025

Zhenyu Wu
Chief Financial Officer
EpicQuest Education Group International Ltd
200 N. St. Clair Street
Suite 100
Toledo, OH 43604

> **Re: EpicQuest Education Group International Ltd**
> **Registration Statement on Form F-3**
> **Filed June 27, 2025**
> **File No. 333-288399**

Dear Zhenyu Wu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Cavas S. Pavri